Curtis, Mallet-Prevost, Colt & Mosle llp

Almaty Astana Frankfurt Houston Istanbul London	Mexico City Milan Muscat Paris Stamford Washington, D.C.	Attorneys and Counsellors at Law 101 Park Avenue New York, New York 10178—0061	Telephone 212-696-6000 Facsimile 212-697-1559 www.curtis.com
October 9, 2008
VIA EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Kathleen Collins, Accounting Branch Chief
Re: Flextronics International Ltd.
2nd SEC Comment Letter for the 3/31/08 Form 10-K and Related Filings
Form l0-K for the Fiscal Year Ended March 31, 2008
Filed on May 23, 2008
Definitive Proxy Statement on Schedule 14A
Filed on July 29, 2008
Form 10-Q for the Fiscal Quarter Ended June 27, 2008
Filed on August 5, 2008
File No. 000-23354
Ladies and Gentlemen:
     On behalf of Flextronics International Ltd., a Singapore company (the “Company” or “Flextronics”), we are providing this letter in response to the comments raised in the letter dated September 26, 2008 (the “2nd Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission to Mr. Paul Read, Chief Financial Officer of the Company. Set forth below are the Company’s responses to the Staff’s comments. To facilitate your review, each Staff comment, as set forth in the Comment Letter, is reprinted in italics, numbered to correspond with the paragraph numbers assigned in the 2nd Comment Letter, and is followed by the corresponding response from the Company.
Form 10-K for the fiscal year ended March 31, 2008
General

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curtis, mallet-prevost, colt & mosle llp Attorneys and Counsellors at Law
1.	The Tandy representations must come directly from the company, not from your counsel on behalf of the company. Please provide these representations in a separate letter from the company in tandem with your next response, if the response is submitted by your counsel.
Response:
     The Company has provided these representations in a separate letter attached hereto.
Note 2. Summary of Accounting Policies
Revenue Recognition, page 53
2. We note from your response to prior comment 6 that you indicate that the Company may enter into multiple contracts with the same customer (e.g. those that include design, manufacturing, repair, logistics services, etc.), which are not linked in any way. Please clarify whether the individual contracts relate to services for the same product or whether the services provided under such contracts relate to completely unrelated products. If the former is the case, then please tell us the time frame in which these individual contracts are negotiated. Also, tell us whether any of these contracts are interdependent (i.e. design, functionality, payment criteria, etc.). Further, if these contracts relate to the same product, then please explain further how you determined that the evidence presented (i.e. contract negotiated separately between different individuals from both the Company and the customer) is sufficient to overcome the presumption that these contracts should be evaluated as a single arrangement.
Response:
     The Company respectfully acknowledges that in its response to prior comment 6, and in the Business section of its Form 10-K, it indicated that the Company may provide multiple services to the same customer for design, manufacturing, repair and logistics. However, these statements were intended to illustrate the Company’s breadth of service offerings, and to provide an illustrative example to the Staff. In practice, it is relatively infrequent for the Company to provide all of these services to the same customer for the same products.
     The Company respectively submits to the Staff that manufacturing and logistics services represent the significant majority of the Company’s revenues. Revenue is recognized for these activities when the goods are shipped, or received by the customer depending on the shipping terms, title and risk of ownership have passed, the price to the buyer is fixed or determinable and recoverability is reasonably assured. As a result, even when both manufacturing and logistics are being performed for the same product, we do not consider it necessary to evaluate the contract as a multiple element arrangement due to the fact that all elements of revenues are not recognized until shipment. For example, in situations where the Company manufactures cell phones for a customer and provides

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curtis, mallet-prevost, colt & mosle llp Attorneys and Counsellors at Law logistics services for that customer for the same product, no revenue is recognized for either the manufacturing or logistics services until the product is delivered to the customer from the logistics facility, and title and risk of ownership passes to the customer. As such, although the Company’s manufacturing and logistics contracts may have been negotiated separately by different individuals and at different times, and are not interdependent, the manner in which the Company recognizes revenues would not change even if these activities were combined under one contract or considered part of a single arrangement.
     The Company respectfully advises the Staff that revenue recognized on the Company’s design services represented less than 5% of the Company’s consolidated fiscal 2008 revenues. The Company provides design engineering services to its customers that are generally billed on a time and materials basis, and recognizes revenues for these services as they are performed. Generally, margins on these design services are comparable to, or in many cases, less than, the margins earned on the manufacturing services. Some, but not all, of these contracts relate to products that the Company eventually manufactures. Due to the insignificance of the design services revenues, the Company does not specifically track the amount of design revenue that is related to products which are manufactured by the Company versus those that are not manufactured by the Company.
     The Company also supplementally advises the Staff that revenue recognized on the Company’s repair services also represented less than 5% of the Company’s consolidated fiscal 2008 revenues. Revenue is recognized as services are rendered and costs are incurred. The individual contracts related to these services generally do not relate to the same products covered under the Company’s manufacturing and logistics services contracts, nor are the various contracts interdependent.
Note 8. Income Taxes, page 75
3. We note from your response to prior comment 7 that you will disclose the aggregate dollar per share affect on earnings per share for these tax programs pursuant to SAB Topic 11C in future annual reports on Form 10-K. If material to your interim financial information, tell us how you considered disclosing this information in future quarterly reports on Form 10-Q. In your response, tell us your consideration of the guidance of Rule 10-01(a)(5) of Regulation S-X since such information was not previously provided in your annual reports.
Response:
     Based on a review of Rule 10-01(a)(5) of Regulation S-X, the Company will make the following disclosure of the information required for the fiscal years ended March 31, 2008, 2007 and 2006 in the footnotes to its condensed consolidated financial statements in its quarterly reports on Form 10-Q that will be filed for its quarters ended September 26, 2008 and December 31, 2008.

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curtis, mallet-prevost, colt & mosle llp Attorneys and Counsellors at Law
A number of countries in which the Company is located allow for tax holidays or provide other tax incentives to attract and retain business. In general, these holidays were secured based on the nature, size and location of the Company’s operations. The aggregate dollar effect on the Company’s income from continuing operations resulting from tax holidays and tax incentives to attract and retain business for the fiscal years ended March 31, 2008, 2007 and 2006 were $118.0 million, $98.0 million and $61.0 million, respectively. The effect on basic and diluted earnings per share from continuing operations for the fiscal years ended March 31, 2008, 2007 and 2006 were $0.16 and $0.16, $0.17 and $0.16, and $0.11 and $0.10, respectively. Unless extended or otherwise renegotiated, the Company’s existing tax holidays will begin to expire in the fiscal year ending March 31, 2010 through fiscal 2018.
Beginning with its March 31, 2009 fiscal year, the Company will make these disclosures in its Annual Report on Form 10-K, and will only include disclosures in subsequent quarterly reports if the impact of any changes to its tax holidays has a material impact on its projected income tax rate.
     Should you have any questions or comments relating to this letter, kindly contact the undersigned at 212-696-6918.

Very truly yours,
/s/ Jeffrey N. Ostrager

Jeffrey N. Ostrager

Enclosure:

cc:	Paul Read, Flextronics International Ltd.
Chris Collier, Flextronics International Ltd.
Joseph Maglione, Deloitte & Touche LLP

One Marina Boulevard, #28-00 Singapore 018989	65.6890.7188 Main www.flextronics.com
October 9, 2008
VIA EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Kathleen Collins, Accounting Branch Chief
Re: Flextronics International Ltd.
2nd SEC Comment Letter for the 3/31/08 Form 10-K and Related Filings
Form l0-K for the Fiscal Year Ended March 31, 2008
Filed on May 23, 2008
Definitive Proxy Statement on Schedule 14A
Filed on July 29, 2008
Form 10-Q for the Fiscal Quarter Ended June 27, 2008
Filed on August 5, 2008
File No. 000-23354
Ladies and Gentlemen:
On behalf of Flextronics International Ltd., a Singapore company (the “Company”), in response to the comments raised in the letter dated September 26, 2008 (the “2nd Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Paul Read

Paul Read Chief Financial Officer